Exhibit 99.2

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CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 0386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Non‐Executive Directors

•	Wang Yupu (Chairman)

Executive Directors

•	Li Chunguang
•	Zhang Jianhua
•	Wang Zhigang
•	Dai Houliang
•	Zhang Haichao
•	Jiao Fangzheng
•	Ma Yongsheng

Independent Non‐Executive Directors

•	Jiang Xiaoming
•	Andrew Y. Yan
•	Tang Min
•	Fan Gang

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Chairman	Wang Yupu
Member	Li Chunguang
Zhang Jianhua
Wang Zhigang
Dai Houliang
Zhang Haichao
Jiao Fangzheng
Ma Yongsheng
Andrew Y.Yan
Fan Gang

Audit Committee

Function	Name
Chairman	Andrew Y. Yan
Member	Jiang Xiaoming
Tang Min

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Chunguang
Jiang Xiaoming

Social Responsibility Management Committee

Function	Name
Chairman	Wang Yupu
Member	Li Chunguang
Tang Min

Beijing, 29 March 2016

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director